SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13G/A*
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               Mirant Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)


                                    60467R100
                                 (CUSIP Number)

                                February 29, 2008

             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G/A is filed:


     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





                           (Page 1 of 6 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60467R100                   13G/A                   Page 2 of 6 Pages

----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            Solus Alternative Asset Management LP
            EIN: 26-0173326
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                     (a) [ ]
                                                                     (b) [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                                               21,350,000(1)
SHARES         --------------------------------------------------------------

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                            N/A
OWNED BY       --------------------------------------------------------------

EACH           (7)  SOLE DISPOSITIVE POWER
                                               21,350,000(2)
REPORTING      --------------------------------------------------------------

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                            N/A
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                               21,350,000(3)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                               9.98%
-----------------------------------------------------------------------------
     (12) TYPE OF REPORTING PERSON **
                                                        PN, IA
-----------------------------------------------------------------------------

---------------------


(1) On February 29, 2008, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, 21,850,000 shares of Common Stock, consisting of both Common Stock and currently exercisable call options. As a result of a buyback of Common Stock by the Company, the Reporting Person briefly had the power to vote or direct the voting of, and the power to dispose or direct the disposition of more than 10% of Common Stock of the Company. However, as of the date hereof, the Reporting Person has the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 21,350,000 shares of Common Stock, consisting of both Common Stock and currently exercisable call options.
(2) See footnote 1.
(3) See footnote 1.

CUSIP No. 60467R100                  13G/A                  Page 3 of 6 Pages

Item 1(a).  Name of Issuer:  Mirant Corporation



Item 1(b).  Address of Issuer's Principal Executive Offices:

            1155 Perimeter Center West, Suite 100, Atlanta, Georgia 30338


Item 2(a).  Name of Person Filing:

     This statement is filed by: Solus Alternative Asset Management LP, a Delaware limited partnership and an investment adviser registered with the Securities and Exchange Commission.

            The foregoing person is hereinafter sometimes referred to as the "Reporting Person." Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            430 Park Avenue, 9th Floor, New York, NY  10022

Item 2(c).  Citizenship:  Delaware


Item 2(d).  Title of Class of Securities:  Common Stock



Item 2(e).  CUSIP Number:  60467R100

CUSIP No. 60467R100                  13G/A                  Page 4 of 6 Pages

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a) [ ]  Broker or dealer registered under Section 15 of the Act,

          (b) [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c) [ ]  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e) [X]  Investment Adviser in accordance with Rule
                   13d-1(b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1(b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j) [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check the box. [ ]

Item 4.   Ownership.

           (a) Amount beneficially owned: 21,350,000(4)
           (b) Percent of class: 9.98% (the percentage reported herein is based upon the 213,989,000 shares of Common Stock issued and outstanding as of February 25,2008, as reported on the Company's Form 10-K for the fiscal year ended December 31, 2007.
           (c)(i) Sole power to vote or direct the vote: 21,350,000(5)
             (ii) Shared power to vote or direct the vote: N/A
            (iii) Sole power to dispose or direct the disposition: 21,350,000(6)
             (iv) Shared power to dispose or direct the disposition: N/A

----------------------
(4) On February 29, 2008, the Reporting Person had the power to vote or direct the voting of, and the power to dispose or direct the disposition of, 21,850,000 shares of Common Stock, consisting of both Common Stock and currently exercisable call options. As a result of a buyback of Common Stock by the Company, the Reporting Person briefly had the power to vote or direct the voting of, and the power to dispose or direct the disposition of more than 10% of Common Stock of the Company. However, as of the date hereof, the Reporting Person has the power to vote or direct the voting of, and the power to dispose or direct the disposition of, an aggregate of 21,350,000 shares of Common Stock, consisting of both Common Stock and currently exercisable call options.
(5) See footnote 4.
(6) See footnote 4.

CUSIP No. 60467R100                  13G/A                  Page 5 of 6 Pages


Item 5.     Ownership of Five Percent or Less of a Class.

     N/A

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

    Solus Alternative Asset Management LP ("Solus") serves as principal investment manager to SOLA Ltd and Ultra Master Ltd with respect to which it has voting and dispositive authority over the securities reported in this
Schedule 13G Amendment, including such an account for SOLA Ltd and Ultra Master Ltd. SOLA Ltd has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.  Identification and Classification of Members of the Group.

     N/A

Item 9.  Notice of Dissolution of Group.

     N/A

Item 10.  Certification.

     The Reporting Person hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 60467R100                    13G/A                 Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      Date: March 12, 2008

                                      Solus Alternative Asset Management LP

                                      By:/s/  Joseph Lonetto
                                      Name:   Joseph Lonetto
                                      Title:  Chief Legal Officer